Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-232886

February 2, 2021

Final Term Sheet

Huntington Bancshares Incorporated

Depositary Shares, Each Representing a 1/40th Interest

in a Share of 4.500% Series H Non-Cumulative Perpetual Preferred Stock

SUMMARY OF TERMS DATED FEBRUARY 2, 2021

Issuer	Huntington Bancshares Incorporated

Security	Depositary Shares, each representing a 1/40th interest in a share of 4.500% Series H Non-Cumulative Perpetual Preferred Stock

Size	$500,000,000 (20,000,000 depositary shares)

Maturity	The Series H Non-Cumulative Perpetual Preferred Stock does not have a maturity date, and the Issuer is not required to redeem the Preferred Stock. Accordingly, the Series H Non-Cumulative Perpetual Preferred Stock and the related depositary shares will remain outstanding indefinitely, unless and until the Issuer decides to redeem it.

Expected Ratings*	Baa3 (stable) (Moody’s) / BB+ (negative) (S&P) / BB+ (negative) (Fitch)

Liquidation Preference	$1,000 per share (equivalent to $25.00 per depositary share)

Dividend Rate (Non-Cumulative)	At a rate per annum equal to 4.500% from the date of issuance

Dividend Payment Dates	15th Day of January, April, July and October, beginning July 15, 2021

Day Count	30/360

Optional Redemption	The Issuer may redeem the Preferred Stock at its option, (i) in whole or in part, from time to time, on any dividend payment date on or after April 15, 2026 or (ii) in whole but not in part, within 90 days following a regulatory capital treatment event (as defined in the preliminary prospectus supplement), at a redemption price equal to $1,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends and, in the case of a redemption following a regulatory capital treatment event, the pro-rated portion of dividends, whether or not declared, for the dividend period in which such redemption occurs.

Trade Date	February 2, 2021

Settlement Date	February 9, 2021 (T + 5)

Public Offering Price	$25.00 per depositary share

Underwriting Discount	$0.7875 per depositary share (for Retail Orders) $0.2500 per depositary share (for Institutional Orders)

Net Proceeds (before expenses) to Issuer	$485,728,125

Joint Book-Running Managers	BofA Securities, Inc. Huntington Securities, Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC UBS Securities LLC Wells Fargo Securities, LLC

Co-managers	Goldman Sachs & Co. LLC Academy Securities, Inc.

Listing	The Issuer intends to apply to list the depositary shares on the NASDAQ Global Select Market under the symbol “HBANP”.

CUSIP/ISIN	446150 823/US4461508230

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The underwriters expect to deliver the depositary shares to purchasers on or about February 9, 2021, which will be the fifth business day following the pricing of the depositary shares (such settlement cycle being herein referred to as “T + 5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the depositary shares on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the depositary shares initially will settle T + 5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the depositary shares who wish to trade the depositary shares on the date of pricing of the depositary shares or the next two succeeding business days should consult their own adviser.

This communication is intended for the sole use of the person to whom it is provided by us. The Issuer has filed a registration statement (File Number 333-232886) (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement related to that registration statement and other documents that the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this offering.

You may get these documents for free by visiting EDGAR on the website of the Securities and Exchange Commission at www.sec.gov. Copies of the prospectus, preliminary prospectus supplement and any subsequently filed prospectus supplement relating to the offering may be obtained from BofA Securities, Inc. toll-free at 1-800-294-1322; Huntington Securities, Inc. toll-free at 1-800-824-5652; J.P. Morgan Securities LLC collect at 1-212-834-4533; Morgan Stanley & Co. LLC at 1-866-718-1649 or Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; RBC Capital Markets, LLC at 1-866-375-6829; UBS Securities LLC at 1- 888-827-7275 and Wells Fargo Securities, LLC at 1-800-645-3751.

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